EXHIBIT 99.1

Intellipharmaceutics and Par Pharmaceutical Expand Development and Commercialization Agreement

TORONTO, Aug. 18, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that the Company and Par Pharmaceutical, Inc. (NYSE:PRX) have added the development and commercialization of additional strengths of generic Focalin XR® (dexmethylphenidate hydrochloride) for the U.S. market to their existing agreement, which applied to the development and commercialization of the 5, 10, 15 and 20mg strengths of generic Focalin XR. Under the terms of the expanded agreement, Intellipharmaceutics will receive an immediate cash payment from Par and will continue to receive a share of profits from future sales. According to Wolters Kluwer Health, U.S. sales of Focalin XR, used in the treatment of Attention Deficit Hyperactivity Disorder, were approximately US$536 million for the 12 months ending June 2011.

Five strengths (5, 10, 15, 20 and 30mg) of a generic version of Focalin XR are currently the subject of Intellipharmaceutics' pending Abbreviated New Drug Application (ANDA) with the FDA. Intellipharmaceutics and Par are parties to a settlement of their earlier U.S. litigation against Novartis Pharmaceuticals Corporation, Elan Pharma International Ltd., and Celgene Corp. with respect to the 5, 10, 15, and 20mg products, the terms of which are confidential. Intellipharmaceutics and Par are currently defendants in on-going U.S. litigation against the same plaintiffs as regards the 30 mg product.

"We are extremely pleased with the expansion of the agreement we currently have in place with Par for the development and commercialization of generic Focalin XR," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "Today's announcement adds further credibility to the quality of our work and the growth of our Company."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including five ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com